# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Scienture Holdings Inc., CIK 0001382574
CUSIP: 80880X104
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 20 AUSTIN BLVD., COMMACK, New York (NY), 11725
Date of event which requires filing of this statement: 08/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001086416

## Reporting persons
- Scoggin International Fund Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 150,000; shared voting power 0; sole dispositive power 150,000; shared dispositive power 0; aggregate amount beneficially owned 150,000 (0.01% of the class)
  Comment: The percentage of Common stock reported herein as being beneficially owned by the Reporting Persons reflects 16,131,180 shares of Common stock outstanding as of August 12, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025.
- Scoggin Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 150,000; shared voting power 0; sole dispositive power 150,000; shared dispositive power 0; aggregate amount beneficially owned 150,000 (0.01% of the class)
  Comment: The percentage of Common stock reported herein as being beneficially owned by the Reporting Persons reflects 16,131,180 shares of Common stock outstanding as of August 12, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025.
- Scoggin GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 150,000; shared voting power 0; sole dispositive power 150,000; shared dispositive power 0; aggregate amount beneficially owned 150,000 (0.01% of the class)
  Comment: The percentage of Common stock reported herein as being beneficially owned by the Reporting Persons reflects 16,131,180 shares of Common stock outstanding as of August 12, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025.
- Curtis Schenker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 150,000; sole dispositive power 0; shared dispositive power 150,000; aggregate amount beneficially owned 150,000 (0.01% of the class)
  Comment: Comprised of shares of Common stock held by Scoggin International Fund Ltd. Curtis Schenker is a co-managing member of Scoggin GP LLC, which is the general partner of Scoggin Management LP, the investment manager of Scoggin International Fund Ltd.
  
  The percentage of Common stock reported herein as being beneficially owned by the Reporting Persons reflects 16,131,180 shares of Common stock outstanding as of August 12, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025.
- Craig Effron: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 150,000; sole dispositive power 0; shared dispositive power 150,000; aggregate amount beneficially owned 150,000 (0.01% of the class)
  Comment: Comprised of shares of Common stock held by Scoggin International Fund Ltd. Craig Effron is a co-managing member of Scoggin GP LLC, which is the general partner of Scoggin Management LP, the investment manager of Scoggin International Fund Ltd.
  
  The percentage of Common stock reported herein as being beneficially owned by the Reporting Persons reflects 16,131,180 shares of Common stock outstanding as of August 12, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025.

## Item 1. Issuer
Name of issuer: Scienture Holdings Inc.
Address of issuer's principal executive offices: 20 Austin Blvd, Commack, NY 11725

## Item 2. Person Filing
Name of person filing:
Scoggin International Fund Ltd.,
Scoggin Management LP,
Scoggin GP LLC,
Curtis Schenker, and
Craig Effron
Address of principal business office or, if none, residence:
The principal business address of Scoggin International Fund Ltd. is c/o Mourant Ozannes Corporate Services (Cayman) Ltd., 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Islands

The principal business address of each other Reporting Person is 654 Madison Avenue, 10th Floor, New York, NY 10065.
Citizenship:
Scoggin International Fund Ltd. - Cayman Islands
Scoggin Management LP and Scoggin GP LLC - Delaware
Curtis Schenker and Craig Effron - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Scoggin International Fund Ltd. - 150,000
Scoggin Management LP - 150,000
Scoggin GP LLC - 150,000
Curtis Schenker - 150,000
Craig Effron - 150,000
Percent of class:
Scoggin International Fund Ltd. - 0.01%
Scoggin Management LP - 0.01%
Scoggin GP LLC - 0.01%
Curtis Schenker - 0.01%
Craig Effron - 0.01%
Sole power to vote or to direct the vote:
Scoggin International Fund Ltd. - 150,000
Scoggin Management LP - 150,000
Scoggin GP LLC - 150,000
Curtis Schenker - 150,000
Craig Effron - 150,000
Shared power to vote or to direct the vote:
Scoggin International Fund Ltd. - 0
Scoggin Management LP - 0
Scoggin GP LLC - 0
Curtis Schenker - 150,000
Craig Effron - 150,000
Sole power to dispose or to direct the disposition:
Scoggin International Fund Ltd. - 150,000
Scoggin Management LP - 150,000
Scoggin GP LLC - 150,000
Curtis Schenker - 0
Craig Effron - 0
Shared power to dispose or to direct the disposition:
Scoggin International Fund Ltd. - 0
Scoggin Management LP - 0
Scoggin GP LLC - 0
Curtis Schenker - 150,000
Craig Effron - 150,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A. Joint Filing Agreement.
Exhibit B. Item 8 Statement.

## Signatures
- Scoggin International Fund Ltd.: /s/ Craig Effron, Craig Effron/Co-Managing Member (08/20/2025)
- Scoggin Management LP: /s/ Craig Effron, Craig Effron/Co-Managing Member (08/20/2025)
- Scoggin GP LLC: /s/ Craig Effron, Craig Effron/Co-Managing Member (08/20/2025)
- Curtis Schenker: /s/ Curtis Schenker, Curtis Schenker (08/20/2025)
- Craig Effron: /s/ Craig Effron, Craig Effron (08/20/2025)